WINHA International Group Limited

5 Xingzhong Avenue, Suite 918

Shiqi District, Zhongshan

February 5, 2014

Via EDGAR

Jennifer López

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	WINHA International Group Limited

Amendment No. 3 to Registration Statement on Form S-1

Filed January 23, 2014

File No. 333-191063

Dear Ms. López:

We hereby submit the responses of WINHA International Group Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 3, 2014, to Chung Yan Winnie Lam of the Company in regard to the above-referenced Registration Statement on Form S-1 filed on January 23, 2014 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 4 to the Form S-1 (“Amendment No. 4”), filed with the Securities and Exchange Commission on February 5, 2014. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

Management’s Discussion and Analysis, page 42

Revenue Recognition, page 45

1.	Please revise your disclosure related to the revenue recognition of franchise stores. In this regard, we note your disclosure on page 45 that “[t]he Company collects annual franchise fee from each franchisee,” and your disclosure on page 46 that “[u]ntil [you] become compliant with the relevant PRC laws and regulations, [you] do not plan to develop any franchise stores.” Please also revise the Revenue Recognition sections on pages 66, 79 and 94.

Response: We have revised our disclosure related to the revenue recognition of franchise stores.

Financial Statements, page 57

Report of Independent Registered Accounting Firm, page 58

2.	We note that the audit report and the audit report on page 72 are dual-dated with respect to the revised disclosures explained in Note 2 to the financial statements of WINHA International and Zhongshan WINHA. It appears that the date of the revised disclosures explained in Note 2 to the financial statements of both entities is incorrectly dated January 23, 2013. Please revise to include properly dated audit reports. Please note that the consents filed as Exhibits 23.1 and 23.2 should also be revised.

Response : The independent registered accounting firm has revised its audit reports and consents filed as Exhibit 23.1 and 23.2 to correctly date the revised disclosures explained in Note to the financials statements of the Company and Zhongshan WINHA.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chung Yan Winnie Lam
Chung Yan Winnie Lam
President